VIA EDGAR
January 23, 2008
Christian N. Windsor
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wilmington Trust Corporation Definitive 14A Filed March 8, 2007 File No. 01-14659
Dear Mr. Windsor:
In accordance with our telephone conversation yesterday, this is to notify to you that our response to the comment letter on executive compensation disclosure which we received from the Securities and Exchange Commission on January 9, 2008 will not be finalized by January 23, 2008. We will provide you with our response to that comment letter on or prior to February 15, 2008.
Please feel free to call me if you have any questions.
Very truly yours,

/s/ Gerard A. Chamberlain
Gerard A. Chamberlain
Vice President and Counsel
Wilmington Trust Company
(302) 651-1268 Phone
(302) 651-8010 Fax
gchamberlain@wilmingtontrust.com